UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 26, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11
Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 27/July

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM/SEP and in accordance with the provisions of CVM Resolution No. 44/21 and CVM Resolution No. 80/22, informs to its shareholders and the market in general the participation of its executives in online events, as follows:

Presenter: Paulo Humberto Gouvea - Corporate Solutions Director

Event: Brazil – China Business Council / A conversation about the Internet of Things with Huawei, Xiaomi, Vivo and Tim.

Date and time: July 27th, 2022 at 9:00 AM (BRT).

Link: https://www.cebc.org.br/2022/07/21/proximo-evento-um-conversa-sobre-internet-das-coisas-com-huawei-xiaomi-vivo-e-tim-27-07-as-09h00/

Topics to be discussed: In this webinar, experts from Huawei, Xiaomi, Vivo and Tim will discuss how the development and adoption of IoT are changing the daily lives of people and business activities in China and how Brazil can benefit from the expansion of 5G.

Rio de Janeiro, July 26th, 2022.

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 26, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer